SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

PATINA OIL & GAS CORPORATION _____________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $.01 per share _____________________________________________________________________________ (Title of Class of Securities)

703224105 _____________________________________________________________________________ (CUSIP Number)

December 31, 2001 _____________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 703224105	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,932,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,932,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,932,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% **
12		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 703224105	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,932,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,932,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,932,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 703224105	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,932,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,932,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,932,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to shares of common stock of Patina Oil & Gas Corporation, a Delaware corporation (the "Issuer") is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on October 4, 2001 this statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight.

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

          The Schedule 13G is further amended and supplemented as follows:

Item 4	Ownership.
(a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 1,932,500 shares of Common Stock.
(b)

Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 9.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,932,500 by 21,184,588 the number of shares of Common Stock issued and outstanding on November 1, 2001, as reported in the Issuer's quarterly report on Form 10-Q filed November 2, 2001.

(c)

Greenlight has the sole power to vote and dispose of the 1,932,500 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 1,932,500 shares of Common Stock beneficially owned by Greenlight.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated October 4, 2001, between Greenlight, David Einhorn and Jeffrey A. Keswin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 13, 2002

GREENLIGHT CAPITAL, L.L.C. By: /s/ DAVID EINHORN __________________________________ David Einhorn Manager

__________________________________ David Einhorn

__________________________________ Jeffrey A. Keswin